UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2017

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

DBV Technologies S.A. (the “Company”) will hold its Ordinary and Extraordinary General Meeting (the “General Meeting”) on June 15, 2017 at 8:30 a.m. CEST at the Company’s headquarters located at 177-181 avenue Pierre Brossolette – 92120 Montrouge France.

The Company mailed to holders of its American Depositary Shares and made available on its website, a Convening Notice to the General Meeting. The text of the English version of the Convening Notice is attached hereto as Exhibit 99.1 and is incorporated by reference herein. A copy of the materials that were distributed to holders of its American Depositary Shares are attached as Exhibits 99.2, 99.3 and 99.4, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description

99.1	Convening Notice to the Ordinary and Extraordinary General Meeting.

99.2	Depositary’s Notice of Ordinary and Extraordinary General Meeting of Shareholders of DBV Technologies S.A. to Holders of American Depositary Shares.

99.3	2017 Voting Instructions for Holders of American Depositary Shares.

99.4	Questions and Answers on Voting Procedures for Holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 31, 2017	By:	/s/ David Schilansky
	Name	David Schilansky
	Title:	Chief Operating Officer